UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

Mercury Systems, Inc.
(Exact Name of Registrant as Specified in Charter)

Massachusetts	001-41194	04-2741391
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
50 Minuteman Road, Andover, Massachusetts 01810
(Address of Principal Executive Offices) (Zip Code)

Stuart H. Kupinsky, (978) 256-1300
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[X]     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
For calendar year 2025, Mercury Systems, Inc. (“we,” “us,” or “our”) conducted a reasonable country of origin inquiry and supply chain due diligence to determine whether our products contained any conflict minerals that originated from the Democratic Republic of the Congo or an adjoining country. A summary of our reasonable country of origin inquiry and due diligence is contained in our conflict minerals report filed as exhibit 1.01 to this report and is incorporated herein by reference.
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, we have filed this Specialized Disclosure Report on Form SD, and the conflict minerals report exhibit hereto, with the U.S. Securities and Exchange Commission and have posted such report on our website at https://www.mrcy.com/company/environmental-social-and-governance/responsible-sourcing under the heading of Conflict Minerals. Information contained on our website does not constitute part of this report.
Forward-Looking Statements
This report contains forward-looking statements within the meaning of the federal securities laws, including the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that relate to future events or our future performance and are based on our current expectations, assumptions, estimates, and projections. Statements that are not historical facts - including statements using words such as “believe,” “intend,” “expect,” “anticipate,” “plan,” “estimate,” “may,” “will,” or similar expressions - are forward-looking statements. These statements include, among other things, our expectations regarding supplier engagement, smelter and refiner participation in industry programs, the effectiveness of our due-diligence processes, and anticipated regulatory or industry developments. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors - many of which are outside our control - that may cause actual results to differ materially from those expressed or implied. These risks include, but are not limited to: inaccuracies in information provided by our direct or indirect suppliers; limitations in supply-chain traceability; the voluntary nature and potential limitations of the Responsible Minerals Assurance Process; the possibility that smelters or refiners may cease participation or later be found non-conformant; changes in industry standards; geopolitical developments in the Democratic Republic of the Congo and adjoining countries; and changes in U.S. or foreign regulations. Additional risks are described in our filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended June 27, 2025, and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements speak only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.
Item 1.02 Exhibit
A conflict minerals report covering calendar year 2025 has been filed as exhibit 1.01 to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Mercury Systems, Inc. Conflict Minerals Report for the Year Ended December 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Dated: June 1, 2026

MERCURY SYSTEMS, INC.

By:	/s/ Stuart H. Kupinsky
Stuart H. Kupinsky
Executive Vice President, Chief Legal Officer, and Corporate Secretary

3